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                            EMPLOYMENT AGREEMENT

           AGREEMENT, dated as of June 16, 1998, by and between Neptune Acquisition Corporation, a Delaware corporation (the "Company"), and Lyndon
J. Faulkner (the "Employee").

           WHEREAS, the Employee's current employer, Nimbus CD
International, Inc. ("Nimbus"), has entered into an Agreement and Plan of Merger, dated as of June 16, 1998 with the Company and with Carlton Communications, Plc (the "Merger Agreement") pursuant to which the Company will merge with and into Nimbus; and

           WHEREAS, the Company desires to secure the continued employment of Employee as President and Chief Executive Officer following the Effective Time of the Merger (as such term is defined in the Merger Agreement); and

           WHEREAS, the Employee and the Company desire to enter into an agreement setting forth the terms and conditions of the employment of the Employee with the Company on and after the Effective Time;

           NOW, THEREFORE, IN CONSIDERATION OF the mutual covenants herein contained, and other good and valuable consideration, the parties hereto agree as follows:

           1.    Employment.

          Subject to the consummation of the transactions contemplated by the Merger Agreement, the Company hereby agrees to employ Employee, and Employee agrees to serve as an employee of the Company, on the terms and conditions set forth in this Agreement, effective as of the date of this Agreement. The continuation of such employment shall be expressly conditioned on and subject to the consummation of the transactions contemplated by the Merger Agreement. This Agreement shall become null and void, and shall have no force or effect, if the transactions contemplated under the Merger Agreement are not consummated.

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           2.    Period of Employment.

           The "Period of Employment" shall be the period commencing on the Effective Time and ending on the third anniversary of the Effective Time, during which the Company shall pay to the Employee a base salary and annual bonus as provided in Section 4 and shall provide the Employee with the benefits and compensation described in Section 5. Commencing on the second anniversary of the Effective Time, if on or before that date the Company has not delivered to the Employee and the Employee has not delivered to the Company notice of termination of this Agreement (in accordance with Section 11 hereof), the Period of Employment will be automatically extended each day by one day until a date which is one year following the date on which the Company first delivers to the Employee, or the Employee first delivers to Company, notice of termination of the Agreement.

           3.    Duties During the Period of Employment.

           During the Period of Employment, Employee shall serve as President and Chief Executive Officer of the Company and shall have such duties and responsibilities as are assigned to him by the Chairman of the Company and the Board of Directors of the Company commensurate with such position. Employee shall report directly to the Chairman of the Company.

           Employee shall devote Employee's full business time, attention and efforts to the affairs of the Company during the Period of Employment, provided, however, that Employee may engage in other activities, such as activities involving professional, charitable, educational, religious and similar types of organizations, speaking engagements, membership on the board of directors of such other organizations as Company may from time to time agree to, and activities of a similar nature to the extent that such other activities do not inhibit the performance of Employee's duties under this Agreement, or conflict in any material way with the business of Company and its affiliates.

           Employee's principal work location will be in Charlottesville, Virginia. Employee agrees to travel to, and work at, the offices of the Technicolor Packaged Media

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Group in Camarillo, California as is reasonably required for the performance of his assigned duties.

           4.    Annual Cash Compensation.

          (a)    Base Salary.

           As compensation for his services hereunder, Company will pay to Employee during the Period of Employment a base salary at the annual rate of $300,000, payable in accordance with the Company's standard payroll practices for senior executives. Company shall review the Employee's base salary on October 1, 1999 and on each October 1 thereafter during the Period of Employment and in light of such review may, in the discretion of the Board of Directors of Company (but shall not be obligated to), increase such base salary taking into account any change in Employee's responsibilities, increases in the cost of living, the Employee's job performance and other pertinent factors. Effective as of the date of any such increase, the base salary (as increased) shall be considered the Employee's new base salary for all purposes of this Agreement and may not thereafter be reduced. Any increase in base salary shall not limit or reduce any other obligation of the Company to the Employee under this Agreement.

          (b)    Annual Bonus Plan.

           For each fiscal year during the Period of Employment, other than with respect to the Carlton Communications, Plc ("Carlton") or Technicolor Packaged Media Group 1998 fiscal year, Employee will participate in the Technicolor Packaged Media Group annual bonus plan and shall be eligible to receive an annual target bonus in accordance with the terms of such plan. Employee shall be entitled to receive a maximum bonus of 40% of base salary if certain operating profit and cash flow objectives (as agreed to in the annual budget) are met and certain personal management objectives mutually agreed to by the Employee and the Company at the beginning of each fiscal year are satisfied. In order to receive a bonus under the plan, the Employee must be employed by the Company at the time required for the payment of bonuses under the terms of the annual bonus plan.

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           5.    Other Employee Benefits and Compensation.

          (a)    Initial Carlton Stock Option.

           The Company shall request as of the date of this Agreement that Carlton grant to the Employee, effective as of the date of this Agreement, an option (the "Stock Option") to purchase ordinary shares of Carlton pursuant to the Carlton 1987 Incentive and Nonqualified Stock Option Plan for US Employees, as amended. The Stock Option shall be expressly conditioned on and subject to the consummation of the transactions contemplated by the Merger Agreement. The Stock Option shall be null and void, and shall have no force and effect, if the transactions contemplated under the Merger Agreement are not consummated. The Stock Option shall permit the Employee to acquire ordinary shares of Carlton equal in amount to the result of dividing four times the Employee's base salary (as defined in Section 4(a)) by the fair market value of one ordinary share of Carlton as of the date of this Agreement. The exercise price per share of the Stock Option shall be equal to the fair market value of one ordinary share of Carlton as of the date of this Agreement. The Stock Option shall become nonforfeitable and exercisable in three installments as follows: (i) 60% of the Stock Option on the day immediately preceding the third anniversary of the Effective Time; (ii) 20% of the Stock Option on the day immediately preceding the fourth anniversary of the Effective Time; and (iii) 20% of the Stock Option on the day immediately preceding the fifth anniversary of the Effective Time. The Stock Option shall be granted on terms and conditions which are not less favorable than those set forth in the stock option agreement attached as Exhibit A.

          (b)    Long Term Incentive Plan.

           Employee shall be entitled to participate in the Technicolor Packaged Media Group Long Term Incentive Plan and to receive awards thereunder in accordance with the terms of such Plan, as summarized in the attached Exhibit B.

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          (c)    Vacation and Sick Leave.

           Employee shall be entitled to reasonable paid annual vacation periods (but in no event less than four weeks in each year) and to reasonable sick leave as determined by the Board of Directors of Company.

          (d)    Regular Reimbursed Business Expenses.

           Company shall reimburse Employee for all expenses and disbursements reasonably incurred by Employee in the performance of Employee's duties during the Period of Employment, and provide such other facilities or services as Company and Employee may, from time to time, agree are appropriate, all in accordance with the Company's established policies.

          (e)    Employee Benefit Plans.

           In addition to the cash compensation described in Section 4, the Employee shall be entitled to participate in the Company's employee benefit plans, as presently in effect or as may be modified by the Company from time to time, subject to meeting the eligibility conditions of such plans and any applicable provisions of this Agreement. During the Period of Employment, and to the extent permitted under applicable law, the Company shall continue to make contributions for the benefit of the Employee to the United Kingdom retirement scheme in which the Employee participates as of the date of this Agreement (the "Scheme"). Such contributions shall be made on the same basis and under the same methods that have been used by Nimbus Manufacturing
(UK) Limited to make contributions to the Scheme for the Employee. The Employee shall not be permitted to participate in any qualified retirement plan (within the meaning of Section 401(a) of the Internal Revenue Code of 1986) that is sponsored by the Company while the Company is making contributions to the Scheme.

          (f)    Executive Compensation Plans.

           In addition to the cash compensation described in Section 4 and the executive compensation and benefits described in this Agreement, the Employee shall be entitled to participate in Company's executive compensation plans, as presently in effect or

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as may be modified by the Company from time
to time, subject to meeting the eligibility conditions of such plans and any applicable provisions of this Agreement.

          (g)    Relocation Expenditures.

           In the event the Employee agrees to relocate to the offices of the Technicolor Packaged Media Group in Camarillo, California, Company shall reimburse Employee in amounts, which after provision for the net amount of all income taxes payable by Employee with respect to the receipt of such amounts (taking into account any moving expense or other deductions available to Employee), shall be equal to all reasonable expenses of moving Employee and Employee's family and their personal effects from Charlottesville, Virginia (the "Existing Location") to Camarillo, California, including, without limitation, (i) reasonable travel expenses, (ii) all household moving expenses, (iii) all real estate expenses associated with selling the Employee's Existing Location home and purchasing a new home, (iv) up to six
(6) months of reasonable temporary living costs, and (v) a cost of living salary adjustment if a recognized national survey show the cost of living in the new location is on average more than 5% above the cost of living for the Existing Location.

          (h)    Options and Bonuses in Replacement of Nimbus Options.

          The Employee shall receive additional options to purchase ordinary shares of Carlton and a cash bonus, in accordance with the provisions of the attached Exhibit C.

          (i)    U.S. Citizenship Expenses

          The Company shall reimburse Employee for all reasonable expenses related to the applications for U.S. citizenship for the Employee, his wife and their two children.

           6.    Termination.

          (a)    Termination by Company Without Cause.

           If the Company terminats the Employee's employment during the Period of Employment without Cause (as defined below), in addition to all other compensation and benefits payable to the Employee under this Agreement, the Company shall pay to Employee in a lump sum an amount equal to the greater of:

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                       (i) the product of (A) the number of years and
                       fractions thereof remaining until the third anniversary of the Effective Time and (B) the base annual salary payable to Employee pursuant to Section 4(a) as of the date of termination of the Employee's employment; or
                       (ii) the base annual salary then payable to the Employee pursuant to Section 4(a).

The lump sum payment shall be paid to the Employee within thirty (30) days following the date of the Employee's termination of employement.

           Until the thrid anniversary of the Effective Time, the Company shall provide the Employee with the same level of medical and dental benefits upon substantially the same terms and conditions (including contributions required by Employee for such benefits), as existed immediately prior to Employee's termination of employment.

           For purposes of this Agreement, "Cause" shall mean (i) the willful and continued failure by Employee to perform substantially his duties with Company (other than any such failure resulting from incapacity due to physical or mental illness) after a demand for substantial performance is delivered to Employee by the Company which specifically identifies the manner in which Company believes Employee has not substantially performed his duties; (ii) the Employee's conviction of a felony; (iii) the Employee's habitual abuse of narcotics or alcohol; or (iv) the Employee's fraud, material dishonesty or gross misconduct in connection with the business of the Company or its affiliates. Cause shall not exist unless and until the Company has delivered to Employee a copy of a resolution duly adopted by two-thirds (2/3) of the entire Board of Directors of the Company (excluding Employee if Employee is a Board member) at a meeting of the Board held for such purpose (after reasonable notice to Employee and an opportunity for Employee, together with counsel, to be heard before the Board), which (i) finds that in the good faith opinion of the Board an event constituting Cause has occurred, and (ii) sets forth in detail the basis for the Board's findings.

          (b)    Termination by Company for Cause.

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           If Company terminates the Employee's employment during the Period of Employment for Cause (as defined above), Employee will be entitled only to
(i) the base annual salary otherwise payable to Employee under Section 4(a) through the end of the month in which the Period of Employment is terminated, and (ii) the benefits described in Section 5(h).

          (c)    Termination by Employee for Good Reason.

           If the Employee terminates employment during the Employee Period after having given written notice to the Board of Directors of the Company that an event constituting Good Reason has occurred, and the Company does not reasonably remedy such event within the period described below, the Employee's employment shall be deemed to have been terminated by the Company without Cause and he shall receive the lump sum payment and all other benefits described in Section 6(a) above.

           For purposes of this Agreement, "Good Reason" shall mean; (i) the failure of the Company or any of its affiliates to comply with any of the material provisions of this Agreement or any agreement which relates to the Agreement, (ii) any material adverse change in the Employee's responsibilities and duties, or (iii) the failure by the Company to assign this Agreement to a successor to the Company or the failure of a successor to the Company to explicitly assume and agree to be bound by this Agreement. Notwithstanding the foregoing, an isolated action taken in good faith and which is remedied by the Company within ten (10) days after receipt of notice given by Employee shall not constitute Good Reason.

           7.    Noncompetition.

          (a) Employee covenants that at all times during the period of his employment and for a period of one year immediately following the termination thereof for any reason, he will not, without the prior written consent of Company, which consent shall not be unreasonably withheld, for a period of one year following his date of termination, either individually or in partnership or jointly or in conjunction with any person as principal, agent, employee, shareholder (other than by way of holding shares listed on a

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stock exchange in a number not exceeding five percent of the outstanding class or series of shares so listed) or in any other manner whatsoever carry on, be engaged in, be concerned with or be interested in, or advise, lend money to, guarantee the debts or obligations of or permit his name or any part thereof to be used or employed by, any person engaged in or concerned with or interested in, any business in competition with the business carried on by Company or any of its subsidiaries or affiliates.

          (b) Employee hereby covenants and agrees that, at all times during the period of his employment and for a period of one year immediately following the termination thereof for any reason, Employee shall not employ or seek to employ any person employed at that time by Company or any of its subsidiaries or its affiliates who is engaged in or concerned with or interested in, any business in competition with the business carried on by Company or any of its subsidiaries or affiliates, or otherwise encourage or entice such person to leave such employment.

          (c) Employee hereby covenants and agrees that to the extent that he receives compensation or benefits from other employment, the payments to be made and the benefits to be provided by the Company shall, to the extent permitted under applicable law, be correspondingly reduced, if such compensation or benefits are earned through competing activity as defined in this Section 7.

          (d) It is the intention of the parties hereto that the restrictions contained in this Section 7 be enforceable to the fullest extent permitted by applicable law. Therefore, to the extent any court of competent jurisdiction shall determine that any portion of the foregoing restrictions is excessive, such provision shall not be entirely void, but rather shall be limited or revised only to the extent necessary to make it enforceable.

          (e) Employee confirms that all restrictions in this Section 7 are reasonable and valid and all defenses to the strict enforcement thereof by Company are hereby waived by Employee.

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           8.    Confidential Information.

           Employee agrees to keep secret and retain in the strictest confidence all confidential matters which relate to Company or any affiliate of Company, including, without limitation, customer lists, client lists, trade secrets, pricing policies and other business affairs of Company and any affiliate of Company learned by him from Company or any such affiliate or otherwise before or after the date of this Agreement, and not to disclose any such confidential matter to anyone outside Company or any of its affiliates, whether during or after his period of service with Company, except as may be required by a court of law, by any governmental agency having supervisory authority over the business of the Company or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order him to divulge, disclose or make accessible such information. Employee agrees to give Company advance written notice of any disclosure pursuant to the preceding sentence and to cooperate with any reasonable and legally permissible efforts by Company to limit the extent of such disclosure. Upon request by Company, Employee agrees to deliver promptly to Company upon termination of his services for Company, or at any time thereafter as Company may request, all Company or affiliate memoranda, notes, records, reports, manuals, drawings, designs, computer files in any media and other documents (and all copies thereof) relating to Company's or any affilliate's business and all property of Company or any affiliate associated therewith, which he may then possess or have under his control, other than personal notes, diaries, rolodexes and correspondence.

           9.    Remedy.

           Should Employee engage in or perform, either directly or indirectly, any of the acts prohibited by Section 7 or 8 hereof, it is agreed that Company shall be entitled to full injunctive relief, to be issued by any competent court of equity, enjoining and restraining Employee and each and every other person, firm, organization, association, or corporation concerned therein, from the continuance of such violative acts. The foregoing remedy available to Company shall not be deemed to limit or prevent the exercise by

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Company of any or all further rights and remedies which may be available to
Company hereunder or at law or in equity.

           10.   Governing Law.

           This Agreement is governed by and is to be construed and enforced in accordance with the laws of the State of Virginia without reference to principles relating to conflicts of law. If under such law, any portion of this Agreement is at any time deemed to be in conflict with any applicable statute, rule, regulation or ordinance, such portion shall be deemed to be modified or altered to conform thereto or, if that is not possible, to be omitted from this Agreement; the invalidity of any such portion shall not affect the force, affect and validity of the remaining portion hereof.

           11.   Notices.

           All notices under this Agreement shall be in writing and shall be deemed effective when delivered in person, or five (5) days after deposit thereof in the U.S. mails, postage prepaid, for delivery as registered or certified mail, addressed to the respective party at the address set forth below or to such other address as may hereafter be designated by like notice. Unless otherwise notified as set forth above, notice shall be sent to each party as follows:

          (a)    Employee, to:

                 Lyndon J. Faulkner
                 3173 Prestwick Place
                 Keswick, VA 22947

          (b)    Company, to:

                 Sarah Osborne
                 Brandywine Corporate Center
                 Naamans Road, Suite 117
                 Claymont, DE 19703
                 (805) 792-2666 (facsimile)

                 Attention: Secretary

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                 with a copy to:

                 Thomas M. Collins, Jr.
                 3223 East Mission Oaks Blvd.
                 Camarillo, CA 93012
                 (805) 445-1964 (facsimile)

                 Attention: Vice President

           In lieu of personal notice or notice by deposit in the U.S. mail, a party may give notice by confirmed telegram, telex or fax, which shall be effective upon receipt.

           12.   Miscellaneous.

          (a)    Entire Agreement.

           This Agreement constitutes the entire understanding between Company and Employee relating to employment of Employee by Company and supersedes and cancels all prior written and oral agreements and understanding with respect to the subject matter of this Agreement, including but not limited to the term sheet to this Agreement dated May 13, 1998. Notwithstanding the foregoing, nothing in this Agreement shall supersede or cancel any other written agreements or understandings between the Employee and any affiliate of the Company. This Agreement may be amended but only by a subsequent written agreement of the parties. This Agreement shall be binding upon and shall inure to the benefit of Employee, Employee's heirs, executors, administrators and beneficiaries, and Company and its successors and assigns.

          (b)    Withholding Taxes.

           All amounts payable to Employee under this Agreement shall be subject to applicable income, wage and other tax withholding requirements.

         (c)    Reimbursement of Legal Fees and Expenses.

           The Company shall pay all reasonable legal fees and expenses, if any, that are incurred by the Employee to successfully enforce this Agreement and which result from a breach of this Agreement by the Company, any affiliate of the Company, or any successor thereto.

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           IN WITNESS WHEREOF, the parties hereto have executed this
Agreement as of the year and day first above written.

                                Neptune Acquisition Corporation


                                By:
                                   ----------------------------------
                                          Chairman



                                -------------------------------------
                                          Lyndon J. Faulkner